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                             January 17, 2023

       Zhenyong Liu
       Chief Executive Officer
       IT TECH PACKAGING, INC.
       Science Park, Juli Road
       Xushui District, Baoding City
       Hebei Province, The People   s Republic of China 072550

                                                        Re: IT TECH PACKAGING,
INC.
                                                            Registration
Statement on Form S-3
                                                            Filed December 22,
2022
                                                            File No. 333-268944

       Dear Zhenyong Liu:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-3

       Cover Page

   1. Clearly disclose how you will refer to the holding company, subsidiaries, and VIEs when providing the
disclosure throughout the document so that it is clear to investors which entity the disclosure
is referencing and which subsidiaries or entities are conducting the business operations.
Refrain from using terms such as    we    or    our    when describing
                                                        activities or functions
of a VIE. For example, disclose, if true, that your subsidiaries and/or the VIE conduct
operations in China, that the VIE is consolidated for accounting purposes but is not an
entity in which you own equity, and that the holding company does not conduct operations.
Disclose clearly the entity (including the domicile) in which investors are
purchasing an interest.
 Zhenyong Liu
FirstName  LastNameZhenyong
IT TECH PACKAGING,     INC. Liu
Comapany
January 17,NameIT
            2023 TECH PACKAGING, INC.
January
Page 2 17, 2023 Page 2
FirstName LastName
2. Provide prominent disclosure about the legal and operational risks associated with being
         based in or having the majority of the company   s operations in
China. Your disclosure
         should make clear whether these risks could result in a material change in your operations and/or the value of the securities you are registering for sale or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China
s government, such
         as those related to the use of variable interest entities and data security or anti-monopoly
         concerns, have or may impact the company   s ability to conduct its
business, accept
         foreign investments, or list on a U.S. or other foreign exchange. Please disclose whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page. Prospectus Summary, page 1

3. Disclose clearly that the company uses a structure that involves a VIE based in China and what that entails, and provide early in the summary a diagram of the
company   s corporate
         structure, identifying the person or entity that owns the equity in each depicted entity.
         Describe all contracts and arrangements through which you claim to have economic rights
         and exercise control that results in consolidation of the VIE   s
operations and financial
         results into your financial statements. Identify clearly the entity in which investors are
         purchasing their interest and the entity(ies) in which the company   s
operations are
         conducted. Describe the relevant contractual agreements between the entities and how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements. Disclose the uncertainties regarding the status of the rights of the Nevada holding company with respect to its contractual arrangements with the VIE, its founders and owners, and the challenges the company may face enforcing these contractual agreements due to legal uncertainties and jurisdictional limits.
General

4. Your registration statement indicates you are offering debt securities, but no debt securities are included in your fee table. Please revise or advise.
5.       Please tell us the meaning of the repeated use of "if any" in your exhibit index. It is
         unclear, for example, why you say "if any" indenture will be filed, given that an indenture is required to be qualified in connection with the offering of debt securities.
6. Please provide us with responses to prior comments 19 and 20 in our letter to you dated
         December 21, 2021.

         We remind you that the company and its management are responsible for the accuracy
 Zhenyong Liu
IT TECH PACKAGING, INC.
January 17, 2023
Page 3

and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Evan Ewing at 202-551-5920 or Geoffrey Kruczek at 202-551-3641 with any questions.



                                                           Sincerely,
FirstName LastNameZhenyong Liu
                                                           Division of
Corporation Finance
Comapany NameIT TECH PACKAGING, INC.
                                                           Office of
Manufacturing
January 17, 2023 Page 3
cc:       Giovanni Caruso
FirstName LastName